Exhibit 11
A.S.V., Inc. and Subsidiary
Computation of Earnings per Share
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Basic
Earnings
Net earnings	$3,507	$5,078	$8,839	$19,615

Shares
Weighted average number of common shares outstanding	26,707,498	26,669,269	26,697,146	26,918,270

Basic earnings per common share	$.13	$.19	$.33	$.73

Diluted
Earnings
Net earnings	$3,507	$5,078	$8,839	$19,615

Shares
Weighted average number of common shares outstanding	26,707,498	26,669,269	26,697,146	26,918,270
Assume the proceeds from the exercise of options together with the related income tax benefit and unrecognized compensation were used to repurchase shares issued upon exercise of options and warrants	388,713	202,402	422,542	506,035

Weighted average number of common and common equivalent shares outstanding	27,096,211	26,871,671	27,119,688	27,424,305

Diluted earnings per common share	$.13	$.19	$.33	$.72